UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Dover Motorsports, Inc.

(Name of Issuer)

$.10 Par Value Common Stock

(Title of Class of Securities)

260174 10 7

(CUSIP Number)

Henry B. Tippie, c/o Dover Motorsports, Inc.,

3505 Silverside Road, Concord Plaza, Plaza Centre Building, Suite 203, Wilmington, DE  19810
(302) 475-6757

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 260174 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) (A) Estate of John W. Rollins, Sr. (E.I.N. # 54-6461824) (B) Henry B. Tippie

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization (A) State of Delaware (B) United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
		(A) (B)	10,311,960 3,820,700

	8.	Shared Voting Power
		(A) (B)	0 192,000

	9.	Sole Dispositive Power
		(A) (B)	10,311,960 3,290,700

	10.	Shared Dispositive Power
		(A) (B)	0 192,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	(A) (B)	10,311,960 4,012,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) (A) 37.7% (B) 19.5%

14.	Type of Reporting Person (See Instructions) (a) 00 (b) IN

Item 1.	Security and Issuer
See Amendment No. 3.
Item 2.	Identity and Background
See Amendment No. 3.
Item 3.	Source and Amount of Funds or Other Consideration
See Amendment No. 3.
Item 4.	Purpose of Transaction

The Company is a “controlled corporation,” as defined by New York Stock Exchange Rule 303A, because Mr. Tippie controls in excess of fifty percent of Company’s voting power.  Mr. Tippie’s voting control emanates from his personal holdings of Common Stock and Class A Common Stock, from his status as executor of the Estate of John W. Rollins, Sr., and from certain shares as to which he has voting rights pursuant to the agreement described below.

On August 9, 2005, Mr. Tippie and R. Randall Rollins (“Mr. Rollins”), one of the Company’s directors, entered into a Stockholders Voting Agreement and Irrevocable Proxy (“Agreement”) pursuant to which Mr. Rollins granted to Mr. Tippie the right to vote 530,000 shares of Class A Common Stock owned by Mr. Rollins.  Mr. Rollins is also the beneficial owner of an additional 1,500,000 shares of Class A Common Stock and 290,700 shares of Common Stock, none of which are subject to this Agreement. The Company is not a party to the Agreement.

Under the terms of the Agreement, Mr. Rollins and Mr. Tippie agree to consult with each other relative to matters involving the voting of shares of the Company’s stock yet each stockholder reserves the right to vote shares beneficially owned by him in any manner he sees fit in his sole discretion, except that Mr. Rollins grants to Mr. Tippie the right to vote 530,000 shares of Class A Common Stock owned by Mr. Rollins.  The Agreement has an initial one (1) year term and continues for four (4) successive one (1) year terms unless Mr. Rollins terminates the Agreement prior to its anniversary date.  The Agreement automatically terminates in the event that Mr. Tippie ceases to control more than 50% of the voting power in the Company (measured by voting control in the outstanding shares of the Company’s Common Stock and Class A Common Stock on a combined basis) or in the event of the death or incapacity of Mr. Tippie.  The Agreement shall not in any way restrict Mr. Rollins’ right to sell, gift or otherwise dispose of the 530,000 shares of Class A Common Stock and shall cease to have any force and effect with respect to any such shares which may be sold, gifted or otherwise disposed of.  In the event that all of the 530,000 shares of Class A Common Stock are sold, gifted or otherwise disposed of, the Agreement automatically terminates.  Mr. Tippie is also free at any time to cede voting control back to Mr. Rollins by providing written notice of such intention, in which event the Agreement automatically terminates.  The Agreement is attached hereto as Exhibit A.

On August 5, 2005, the Company announced an intention to commence a self-tender for up to 10% of the Company’s outstanding shares of Common Stock and up to 10% of the Company’s outstanding shares of Class A Common Stock.  The Estate has indicated an intention to tender 2,311,960 shares of Class A Common Stock in connection with this self-tender.  One of the purposes of the Agreement was to maintain the Company’s status as a “controlled corporation” following the completion of the self-tender.

Other than as disclosed above, neither Reporting Person has any plans or proposals of the type requiring disclosure under this Section.
Item 5.	Interest in Securities of the Issuer
(a)	(A) Estate:

Amount beneficially owned:   10,311,960.  The Estate beneficially owns 10,311,960 shares of Class A Common Stock or 37.7% of the Common Stock (which for purposes of this calculation is based on 17,065,426 shares of Common Stock outstanding to which have been added 10,311,960 shares of Common Stock by assuming the conversion of all shares of Class A Common Stock beneficially owned by the Estate into shares of Common Stock).

(B) Mr. Tippie:

Amount beneficially owned: 4,012,700. The Reporting Person beneficially owns 482,700 shares of Common Stock and 3,530,000 shares of Class A Common Stock or 19.5% of the Common Stock (which for purposes of this calculation is based on 17,065,426 shares of Common Stock outstanding to which have been added 3,530,000 shares of Common Stock by assuming the conversion of all shares of Class A Common Stock beneficially owned by the Reporting Person into shares of Common Stock).  The above numbers include 42,000 shares of Common Stock held as Co-Trustee and 150,000 shares of Common Stock held by Mr. Tippie’s wife.

(b)	Please refer to Items 7 through 10 on the cover page hereof and Item 5(a) above.
(c)	(A) (B)	None. None.
(d)	(A) (B)	None. None.
(e)	(A) (B)	Not applicable. Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None, except as disclosed in Item 4 above.
Item 7.	Material to Be Filed as Exhibits
The following is attached to this filing:
Exhibit A: Stockholders Voting Agreement and Irrevocable Proxy entered into August 9, 2005 between Henry B. Tippie and R. Randall Rollins.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Estate of John W. Rollins, Sr.

Date: August 9, 2005	/s/ Henry B. Tippie
Signature

Henry B. Tippie, Executor
Name/Title

/s/ Henry B. Tippie
Signature

Henry B. Tippie, Individually
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A TO SCHEDULE 13D

STOCKHOLDERS VOTING AGREEMENT

AGREEMENT made this 9th day of August 2005 by and between R. Randall Rollins (“Rollins”) and Henry B. Tippie (“Tippie”) (Rollins and Tippie being collectively referred to as the “Stockholders”).

WHEREAS, the Stockholders own shares of Class A Common Stock (the “Stock”) of Dover Motorsports, Inc. (the “Company”); and

WHEREAS, the Stockholders desire to enter into an agreement to be specifically enforceable against each of them pursuant to which they agree to consult with each other relative to matters involving the voting of the Stock and Rollins agrees to grant voting control over certain shares of his Stock to Tippie.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Stockholders hereby agree as follows:

1.             Agreement to Consult.   The Stockholders agree to consult with each other relative to matters involving the voting of the Stock.  Notwithstanding this agreement to consult, which the Stockholders agree to honor in good faith, each Stockholder shall reserve the right to vote his shares of Stock in any manner he sees fit in his sole discretion (except as expressly provided for in Section 2) and without regard to what may or may not have been discussed during such consultations.  In no event shall any matter discussed during such consultations rise to the level of an enforceable agreement (unless separately reduced to writing) or give either Stockholder the right to make a claim for damages or specific performance based on reliance.  The Stockholders agree to maintain the confidentiality of their discussions, except to the extent that disclosure is required by law or legal process.

2.             Agreement to Vote.   Rollins hereby grants to Tippie the right to vote 530,000 shares of Stock owned by him (the “Voting Block”).  Tippie agrees to vote the Voting Block in the same manner in which he votes shares of Stock owned by him.

3.             Term.   The term of this Agreement shall be for an initial one (1) year period beginning on the date set forth above and shall continue for nine (9) successive one (1) year terms unless Rollins terminates this agreement on written notice provided to Tippie prior to the annual anniversary date hereof.  This Agreement shall automatically terminate in the event that Tippie ceases to control more than 50% of the voting power in the Company (measured by voting control in the outstanding shares of the Company’s Common Stock and Class A Common Stock on a combined basis) or in the event of the death or incapacity of Tippie.  This Agreement shall not in any way restrict Rollins’ right to sell, gift or otherwise dispose of the Voting Block and shall cease to have any force and effect with respect to any shares of Stock in the Voting Block which may be sold, gifted or otherwise disposed of.  In the event that all of the shares of Stock in the Voting Block are sold, gifted or otherwise disposed of, this Agreement shall automatically terminate.  Tippie shall be free at any time to cede voting control back to Rollins by providing written notice of such intention, in which event this Agreement shall automatically terminate.

4.             Irrevocable Proxy.   In order to insure the voting of the Voting Block in accordance with this Agreement, Rollins agrees to execute an irrevocable proxy simultaneously with the execution hereof, in the form of Exhibit A attached hereto, granting to Tippie the right to vote the Voting Block in accordance with this Agreement.

5.             Changes in Common Stock.   In the event that subsequent to the date of this Agreement any shares or other securities (other than any shares or securities of another corporation issued to the Company’s stockholders pursuant to a plan of merger) are issued on, or in exchange for, any of the shares of the Voting Block by reason of any stock dividend, stock split, consolidation of shares, reclassification, or consolidation involving the Company, such shares or securities shall be deemed to be Stock for purposes of this Agreement.

6.             Representations of Rollins.   Rollins hereby represents and warrants to Tippie that (a) he owns and has the right to vote the Voting Block, and (b) he has full power to enter into this Agreement and has not, prior to the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement other than one which has expired or terminated prior to the date thereof.

7.             Enforceability: Validity.   Each Stockholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against the other party hereto.

8.             General Provisions.

(a)           This Agreement sets forth the entire agreement of the parties relative to the subject matter hereof and may only be modified in writing.

(b)           This Agreement, and the rights of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Delaware.

(c)           This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same instrument.

(d)           If any provision of this Agreement shall be declared void or unenforceable by any court or administrative board of competent jurisdiction, such provision shall be deemed to have been severed from the remainder of this Agreement and this Agreement shall continue in all respects to be valid and enforceable.

(e)           No waivers of any breach of this Agreement extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies with respect to any subsequent breach.

IN WITNESS WHEREOF, the Stockholders have executed this Agreement as of the date first above written.

/s/ Henry B. Tippie
Henry B. Tippie

/s/ R. Randall Rollins
R. Randall Rollins

EXHIBIT A TO STOCKHOLDERS VOTING AGREEMENT

IRREVOCABLE PROXY

The undersigned agrees to, and hereby grants to Henry B. Tippie (“Tippie”) an irrevocable proxy pursuant to the provisions of Section 212 of the Delaware General Corporation Law to vote, or to execute and deliver written consents or otherwise act with respect to, 530,000 shares of Class A Common Stock (the “Stock”) of Dover Motorsports, Inc. (the “Corporation”) represented by such certificate numbers as shall be designated by the undersigned from time to time to the same extent and with the same effect as the undersigned might or could do under any applicable laws or regulations governing the rights and powers of shareholders of a Delaware corporation as provided in a certain Stockholders Voting Agreement, dated as of August 9, 2005, among the undersigned and Tippie.  The undersigned hereby affirms that this proxy is given as a condition of said voting agreement and as such is coupled with an interest and is irrevocable.  This proxy shall be binding upon the successors, assigns, heirs, executors, administrators and other legal representatives, as the case may be, of the undersigned.  It is further understood by the undersigned that this proxy may be exercised by Tippie until it is terminated in accordance with the provisions of said voting agreement.

Dated this 9th day of August 2005.

/s/ R. Randall Rollins
R. Randall Rollins